Exhibit 4.2

ATLASCLEAR HOLDINGS, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the material terms of the securities of AtlasClear Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or “the company”), is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to our second amended and restated certificate of incorporation, as amended (the “Charter”), our amended and restated bylaws, as amended (the “Bylaws”), and the warrant agreement, dated as of February 4, 2021, between the Quantum FinTech Acquisition Corporation (“Quantum”) and Continental Stock Transfer & Trust Company (“Continental”), as amended by the assignment, assumption and amendment agreement, dated February 9, 2024, among the company, Quantum and Continental (as amended, the “Warrant Agreement”), in each case incorporated by reference as exhibits to the company’s Annual Report on Form 10-KT for the transition period ended June 30, 2024 (the “Report”), and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read the Charter, the Bylaws and the Warrant Agreement in their entireties for a complete description of the rights and preferences of our securities.

General

We are authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are currently outstanding.

common stock

Voting Power

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. No holder of any series of preferred stock, as such, shall be entitled to any voting powers in respect thereof.

Liquidation, Dissolution and Winding Up

Subject to applicable law, and the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the company, after payment or provision for payment of the debts and other liabilities of the company, the holders our common stock shall be entitled to receive all the remaining assets of the company available for distribution to our stockholders, ratably in proportion to the number of shares of common stock held by them.

Election of Directors

Our board of directors is elected by a plurality of the votes cast at each annual meeting of stockholders. Each director will hold office until the next succeeding annual meeting and until his or her successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. There is no cumulative voting with respect to the election of directors.

Conversion, Redemption and Preemptive Rights

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock.

Warrants

Our outstanding warrants consist of warrants initially sold in our initial public offering (the “public warrants”) and warrants initially sold in a private placement concurrently with our initial public offering (the “private placement warrants” and, together with the public warrants, the “warrants”) to our initial stockholders. The private placement warrants are identical to the public warrants, except that, for so long as they are held by the initial stockholders or their permitted transferees, the private placement warrants may be exercised for cash or on a “cashless basis” and are not redeemable by us.

The warrants are issued in registered (book-entry) form under a warrant agreement between us and Continental, as warrant agent. Pursuant to the warrant agreement, a holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a holder.

Each whole warrant entitles the registered holder to purchase one whole share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after February 9, 2024, the closing date of our initial business combination (the “Closing Date”), provided that a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the shares of common stock issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available (or holders are permitted to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire at 5:00 p.m., New York City time, on February 9, 2029, which is the fifth anniversary of the Closing Date, or earlier upon redemption or liquidation.

Public Warrants

We are not be obligated to deliver any common stock pursuant to the exercise of a public warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No public warrant will be exercisable and we will not be obligated to issue a share of common stock upon exercise of a public warrant unless the share of common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant.

The shares issuable upon exercise of the public warrants were previously registered under the registration statement relating to our initial public offering. However, because the public warrants will be exercisable until their expiration date, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of our initial business combination, we have agreed pursuant to the warrant agreement that we will use our commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a post-effective amendment to the registration statement relating to the IPO, or a new registration statement, for the registration, under the Securities Act, of the common stock issuable upon exercise of the public warrants. We will use our commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the public warrants in accordance with the provisions of the warrant agreement. Holders of public warrants may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to maintain in effect a registration statement, and in the event we do not so elect, we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

We may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
●	if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the public warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the public warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the company calls the public warrants for redemption as described above, we will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the public warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of common stock at the time the warrants are called for redemption, its cash needs at such time and concerns regarding dilutive share issuances.

The public warrants were issued in registered form under the Warrant Agreement between Continental, as warrant agent, and the company. You should review a copy of the Warrant Agreement for a complete description of the terms and conditions applicable to the public warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no common stock will be exercisable for cash, and the company will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, the company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the company cannot assure you that it will be able to do so and, if the company does not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants, and the company will not be required to settle any such warrant exercise. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

A holder of public warrants may notify the company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.99% or 9.99% (or such other amount as a holder may specify) of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the company will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants will not be redeemable by us so long as they are held by the initial stockholders or their permitted transferees, and the company will allow the holders to exercise such warrants on a cashless basis (even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective). However, once any of the private placement warrants are transferred from the initial stockholders or their affiliates, these arrangements will no longer apply. Furthermore, because the private placement warrants were issued in a private transaction, the holders and their transferees will be allowed to exercise the private placement warrants for cash even if a registration statement covering the shares of common stock issuable upon exercise of such warrants is not effective and receive unregistered shares of common stock.

Certain Anti-Takeover Provisions of Delaware Law and our Charter and Bylaws

Special Meeting of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman, the lead independent director or the board, acting pursuant to a resolution adopted by a majority of the board. The Charter also provides that, subject to the rights of any series of preferred stock, stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the open of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

 Supermajority Requirements for the Amendment of the Charter and Bylaws

Our Bylaws may be amended or repealed by the board or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the company entitled to vote in the election of directors, voting as one class. In addition, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions, of the Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of preferred stock.

Board Vacancies

Our Charter provides that, subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy on the board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the whole board is permitted to be set only by a resolution adopted by a majority of the whole board.

Exclusive Forum Selection

Our Charter requires, unless the company consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by or any wrongdoing by any current or former director, officer, employee or agent of the company or any stockholder to the company; (iii) any action or proceeding asserting a claim against the company or any current or former director, officer or other employee of the company or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Charter or the Bylaws (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Charter will also provide that, unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Charter provides that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Charter will provide that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of the company’s capital stock shall be deemed to have notice of and consented to the forum selection provisions in the Charter.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company or its directors, officers, or other employees, which may discourage such lawsuits against the company and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Charter to be inapplicable or unenforceable in an action, the company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Section 203 of the Delaware General Corporation Law

The company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Limitation on Liability and Indemnification of Directors and Officers

The Bylaws provide that the company’s directors and officers will be indemnified and advanced expenses by the company to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Charter provides that the company’s directors will not be personally liable to the company or its stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by law. The Bylaws also permit the company to purchase and maintain insurance on behalf of any officer, director, employee or agent of the company for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the company directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.